Exhibit 99.2

FORM OF LETTER
STAR BULK CARRIERS CORP.

Subscription Rights to Purchase Common Shares

Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Star Bulk Carriers Corp.

[•], 2013

To Security Dealers, Commercial Banks,
Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the "Rights Offering") by Star Bulk Carriers Corp. ("Star Bulk") of Common Shares (as such term is defined below), pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record (the "Recordholders") of Star Bulk common shares, par value $0.01 per share (the "Common Share"), at 5:00 p.m., New York City time, on May 15, 2013 (the "Record Date"). The Rights and Common Shares are described in the offering prospectus dated [•], 2013 (the "Prospectus").

In the Rights Offering, Star Bulk is offering an aggregate of 14,018,692 Common Shares, as described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [•], 2013, unless extended (the "Expiration Time").

As described in the accompanying Prospectus, each beneficial owner of Common Shares registered in your name or the name of your nominee is entitled to one Right for each Common Share owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. Each Right will allow the holder thereof to subscribe for 2.5957 Shares (the "Subscription Privilege") at the cash price of $5.35 per share (the "Subscription Price"). For example, if a Recordholder owned 100 Common Shares as of 5:00 p.m., New York City time on the Record Date, it would receive 100 Rights and would have the right to purchase 259.57 Common Shares (rounded down to 259 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

Each Recordholder will be required to submit payment in full for all the shares it wishes to buy pursuant to its Subscription Privilege. Fractional shares resulting from the exercise of the Subscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

The Rights will be evidenced by a non-transferable Rights certificate (the "Rights  Certificate") registered in the Recordholder's name or its nominee and will cease to have any value at the Expiration Time.

We are asking persons who hold Common Shares beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Shares directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by Star Bulk or the Subscription Agent.

Enclosed are copies of the following documents:

1.           Prospectus;

2.           Instructions as to the use of Star Bulk Carriers Corp. Rights Certificates (including Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9);

3.           A form of letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name or the name of your nominee, with an attached form of instruction; and

4.           A return envelope addressed to American Stock Transfer and Trust Co., LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Subscription Privilege to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc., the Information Agent. The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Star Bulk Carriers Corp.